

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

June 8, 2017

<u>Via E-mail</u>
Stephen W. Theriot, Treasurer
JBG SMITH Properties
2345 Crystal Drive
Suite 1100
Arlington, VA 22202

      Re: JBG SMITH Properties
             Supplemental Response to Form 10-12B
             Filed June 5, 2017
             File No. 001-37994

Dear Mr. Theriot:

      We have reviewed your response and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Summary NOI Table, page 171</u>

1.   We note your response to our prior comment 3 of our letter dated June 1, 2017. We continue to believe this information would be more appropriate in the form of a forecast in accordance with Item 10(b) of Regulation S-K. To the extent you wish to continue to disclose this information, please revise your disclosure accordingly.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: William G. Farrar, Esq. (*via e-mail*)